

February 16, 2011

Deborah H. Merrill, Chief Financial Officer
Delta Apparel, Inc.
322 South Main Street
Greenville, S.C. 29601

>   **Re:**   **Delta Apparel, Inc.**
>   **Form 10-K for Fiscal Year Ended July 3, 2010**
>   **Filed September 1, 2010;**
>   **Schedule 14A for Annual Meeting on November 11, 2010**
>   **Filed September 29, 2010 and amended November 4, 2010**
>   **File No. 1-15583**

Dear Ms. Merrill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 3, 2010

Exhibits

1. We note that exhibit 10.2 to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself.   Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise**.**

Schedule 14A for the Annual Meeting on November 11, 2010

Summary Compensation Table, page 31

2. We note the disclosure in footnote three to the summary compensation table that Martha Watson and William McGhee use a company-leased apartment in Los Angeles and Atlanta, respectively and that you believe this is not a perquisite. Please provide us

supplementally with the basis for your determination that the use of these apartments is "integrally and directly related to the performance of the executive's duties." See page 74 of Release No. 33-8732A. "Examples of items requiring disclosure as perquisites or personal benefits under Item 402 include … personal use of other property owned or leased by the company, housing and other living expenses (including but not limited to relocation assistance and payments for the executive or director to stay at his or her personal residence)." See page 77 of Release No. 33-8732A. Your supplemental analysis should provide a more detailed discussion of how these apartments are utilized by these NEOs. For instance, state whether these two individuals are the only ones that utilize these apartments, and clarify whether these individuals use these apartments for travel lodging or whether these apartments are used as residences.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director